UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 53207/February 2, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12090

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
INTERCALLNET, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 19, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP was served on Respondent Intercallnet, Inc. (Intercallnet), on October 28, 2005, and its Answer was due twenty days later. See 17 C.F.R. § 201.220(b); OIP at 2. To date, Intercallnet has not filed an Answer.

On January 12, 2006, the Division of Enforcement filed a motion for default against Intercallnet for failing to answer the OIP. I ordered Intercallnet to show cause on or by January 25, 2006, why it should not be held in default and why the company should not have each class of its securities revoked. To date, Intercallnet has failed to show such cause.

Intercallnet is in default for failing to answer the OIP, respond to a dispositive motion within the time frame provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155, .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Intercallnet (Central Index Key No. 1112987) was a Florida corporation headquartered in Fort Lauderdale, Florida. On June 2, 2000, the company filed a Form 10-QSB registering its common stock pursuant to Section 12(g) of the Exchange Act. The company's stock began trading on the Over-the-Counter Bulletin Board under the symbol "ICLN" on May 22, 2001, and is currently quoted on the Pink Sheets operated by Pink Sheets LLC.

Intercallnet has failed to file any annual or periodic reports since May 15, 2002, when it filed a Form 10-QSB for the period ending March 31, 2002. On November 29, 2002, Intercallnet filed a Form 8-K reporting it had ceased business operations, assigned its assets to a creditor under provisions of the laws of Florida, and transferred its assets to a trustee.

Intercallnet failed to heed the November 1, 2004, delinquency letter sent by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondent has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Intercallnet's registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Intercallnet, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge